SILVER BAY REALTY TRUST CORP.

(TAH Acquisition Holdings LLC,

as successor by merger to Silver Bay Realty Trust Corp.)

3300 Fernbrook Lane North, Suite 210

Plymouth, Minnesota 55447

(925) 358-4400

May 9, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

RE:  Silver Bay Realty Trust Corp.

Registration Statement on Form S-3

File No. 333-205478

Ladies and Gentlemen:

On May 9, 2017, pursuant to an Agreement and Plan of Merger, dated as of February 27, 2017, by and among Silver Bay Realty Trust Corp. (the “Registrant”), Tricon Capital Group Inc., a company incorporated under the laws of the Province of Ontario, TAH Acquisition Holdings LLC, a Delaware limited liability company (“Parent”), Silver Bay Management LLC, a Delaware limited liability company, Silver Bay Operating Partnership LP, a Delaware limited partnership, and TAH Acquisition LP, a Delaware limited partnership, the Registrant merged with and into Parent with Parent continuing as the surviving entity (the “Merger”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Parent, as successor by merger to the Registrant, hereby requests the immediate withdrawal of the above-referenced registration statement, together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on July 2, 2015.

Parent, as successor by merger to the Registrant, is requesting to withdraw the Registration Statement because, as a result of the Merger, any and all offerings of securities registered pursuant to the Registrant’s existing registration statements, including the Registration Statement, have terminated. Parent, as successor by merger to the Registrant, confirms that no securities were sold in connection with the offering contemplated by the Registration Statement.

Parent further requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Thank you for your assistance with this request. If you have any questions or require any further information, please contact Matthew W. Abbott, Esq., at Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3402.

Sincerely,

TAH ACQUISITION HOLDINGS LLC (as successor by merger to Silver Bay Realty Trust Corp.)

By:	/s/ David Veneziano
Name:	David Veneziano
Title:	Vice President, General Counsel, Secretary and Authorized Person